Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL

OF FEBRUARY 6, 2017

DATE, TIME AND PLACE: On February 6, 2017 at 10:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, room 1, in the city and state of São Paulo.

CHAIRMAN: Alkimar Ribeiro Moura.

QUORUM: The totality of the elected members.

RESOLUTION UNANIMOUSLY ADOPTED:

Following examination of the Company’s account statements for the fiscal year 2016, the Councilors resolved to draft the following opinion:

“After examining the Company’s account statements for the fiscal year ending December 31, 2016 and verifying the accuracy of all the elements examined, considering the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities of the Company conducted during the period and meet the necessary conditions to be submitted for the examination and approval of the Stockholders.”

CONCLUSION: With the work of the meeting concluded, these minutes having been drafted, read and approved by all, were signed. São Paulo (SP), February 6, 2017. (signed) Alkimar Ribeiro Moura – Chairman; Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques – Councilors.

MARCELO KOPEL

Investors Relations Officer